EXHIBIT 99.7

Vodacom Group (Proprietary) Limited

For the year ended March 31, 2005
June 6, 2005

Driving the future of communication

Content

Alan Knott-Craig
Chief Executive Officer

Operational highlights

Leon Crouse
Chief Financial Officer

Financial review

Operational highlights

Alan Knott-Craig

Chief Executive Officer

Group highlights

Total customers

 15.5 million

38.0%

Launch of South Africa’s first 3G network

Signing of Vodafone strategic alliance

Launch of BlackBerry®

Revenue

R27.3 billion

19.5%

EBITDA

 R9.6 billion

23.6%

EBITDA margin

 35.1%

1.1%pts

Net profit

 R3.9 billion

27.2%

Dividends

 R3.4 billion

61.9%

Vodacom South Africa tariffs

Vodago prepaid on-net

R2.55/min

10.5%

Vodago off-peak

R1.40/min

10.0%

4U on-net

R3.25/min

9.7%

Data

R0.60/MB

94.0%

SMS

 Effective R0.33/sms

58.8%

Average outgoing prepaid tariff

R2.09/min

9.5%

Consistent delivery on strategy

Market penetration and leadership

Vodafone strategic alliance

The continuous introduction of
new high-utility services

3G

Vodafone live!

High speed mobile data

New markets

Brand and distribution

Leveraging economies of scale

Integration of service provider
channel enhances control of
customer base

Optimising efficiencies

Synergy between operations

Productivity up 22.7% to 2,987
customers per employee

Revenue growth

Margin management

Strategy underpinned by:

Market leadership

Strong distribution

Strong brand

Strategic matters

Deregulation and liberalisation

Continued consolidation of service providers in South Africa

Control 78.3% of contract customers

Control 98.4% of prepaid customers

Restructuring of Vodacom South Africa

ICT BEE Charter

3G and data

Vodafone strategic alliance

Launch of South Africa’s first 3G network

Vodafone live!

African expansion

BEE – an economic imperative in South Africa

Employment equity

67.0% of workforce in Vodacom South Africa from designated groups, excluding white women

Procurement

75.3% of total commercial spend with BEE companies

Enterprise development

25,224 community services phones, in excess of the 22,000 requirement

Skills development

SETA involvement

Yebo bursary scheme

Advanced executive development programme

Vodacom Foundation

ICT Charter engagement

South Africa – market share 56%
Population 47.4 million, penetration 48.5%

3.4%pts

11.1%

7.7%

Capex as a % of revenue

17.3%

R25,041 million

R21,350 million

Revenue

19.5%

R9,002 million

R7,536 million

EBITDA

7.9%

R163

R177

ARPU

22.5%

3,097

2,527

Customers per employee

67.9%

R2,777 million

R1,654 million

Capex additions

32.0%

12.8 million

9.7 million

Total customers

2005

%
change

2004

Note:        Vodacom South Africa’s revenue and operating costs in 2004 have been restated by R623 million to eliminate revenue on handset sales to Vodacom’s distribution. There is no impact on profits or  EBITDA; margins have accordingly been restated.

Record 5.6 million prepaid and 610,000 contract gross connections

Increase of 2%pts in market share

Customers (millions)
25
20
15
10
5
0
5.1
6.6
10.8
6.0
7.9
13.9
8.4
9.7
18.1
10.2
12.8
23.0
2002
2003
2004
2005
Other operators
Vodacom
Total

South Africa – impressive market growth

Thousands
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,990
3,038
3,495
4,998
6,180
2001
2002
2003
2004
2005

Thousands
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
5,108
6,557
7,874
9,725
12,838
2001
2002
2003
2004
2005

Strong Vodacom South Africa operational indicators

Gross connections up
23.6% to a new high
of 6.2 million

Customers up 32.0%
to 12.8 million

Total traffic increased
by 22.1% to 15.0 billion minutes

Number of SMSs up
25.2% to 2.4 billion

Vodacom South Africa gross connections

Vodacom South Africa customers

45
40
35
30
25
20
15
10
5
0
%
24.8
23.3
18.7
30.1
27.2
14.5
34.0
30.4
11.9
41.3
36.6
10.1
30.3
27.1
9.1
2001
2002
2003
2004
2005
Total churn
Contract
Prepaid

22
17
12
7
2
-3
%
15.9
13.9
3.8
20.5
18.2
5.3
19.7
17.6
5.7
9.0
7.9
1.5
2002
2003
2004
2005
Total inactives
Contract
Prepaid

Improved South Africa churn and inactive customers

Contract churn at all-time
low of 9.1%

Prepaid churn decreased
to 30.3%

Contract inactive customers at 1.5%

Prepaid inactive customers at 9.0%

Vodacom South Africa churn history

Vodacom South Africa inactive history

700
600
500
400
300
200
100
0
Rand
493
560
629
634
624
208
182
183
177
163
98
93
90
90
78
2001
2002
2003
2004
2005
Contract ARPU
Total ARPU
Prepaid ARPU

Lower South Africa prepaid ARPU and stable contract ARPU

Prepaid ARPU decreased
13.3% to R78

Contract ARPU decreased
1.6% to R624

Blended ARPU decreased
7.9% to R163

Higher prepaid mix

Lower incoming revenue per customer

Lower average usage

Vodacom South Africa ARPU

80
70
60
50
40
%
61
61
57
54
56
2001
2002
2003
2004
2005

Potential for further growth in South Africa

Potential for further growth

Continued data focus with Vodafone strategic
alliance, 3G and Vodafone Live!

South Africa market estimated at

31 million customers

Vodacom is strategically placed for
continued market leadership

Lowest-cost operator

Extensive distribution

Market share defence

Key market and focus

Strong recognised brand

Strong and stable management

Other indicators supporting our market
share

Revenue share

Traffic share

Vodacom South Africa market share

Tanzania – market share 59%
Population 35.9 million, penetration 5.1%

14.7%pts

24.4%

39.1%

Capex as a % of revenue

6.9%

R959 million

R897 million

Revenue

24.1%

R345 million

R278 million

EBITDA

36.7%

R81

R128

ARPU

63.2%

3,532

2,165

Customers per employee

33.3%

R234 million

R351 million

Capex additions

75.6%

1,201,000

684,000

Total customers

2005

%
change

2004

Competitive market

Challenging regulatory and fiscal environment

Democratic Republic of Congo (DRC) – market share 47%
Population 58.3 million, penetration 3.5%

51.9%pts

31.2%

83.1%

Capex as a % of revenue

15.2%

R1,075 million

R933 million

Revenue

32.6%

R252 million

R190 million

EBITDA

34.7%

R98

R150

ARPU

2.4%

1,958

2,006

Customers per employee

56.8%

R335 million

R775 million

Capex additions

54.0%

1,032,000

670,000

Total customers

2005

%
change

2004

Substantial growth in customers and EBITDA

Entrenched market position in a competitive market

Amended shareholder agreement eliminated some minority protection rights. EBITDA positively affected

Lesotho – market share 80%
Population 1.8 million, penetration 7.4%

1.4%pts

7.3%

5.9%

Capex as a % of revenue

15.1%

R137 million

R119 million

Revenue

77.8%

R48 million

R27 million

EBITDA

26.4%

R92

R125

ARPU

98.3%

2,333

1,176

Customers per employee

42.9%

R10 million

R7 million

Capex additions

83.8%

147,000

80,000

Total customers

2005

%
change

2004

Performance substantially improved

Competitive environment

Mozambique – market share 33%
Population 17.5 million, penetration 4.2%

692.3%

R103 million

R13 million

Revenue

56.3%

(R111 million)

(R71 million)

EBITDA

52.7%

R52

R110

ARPU

80.2%

2,431

1,349

Customers per employee

75.9%

R115 million

R478 million

Capex additions

356.9%

265,000

58,000

Total customers

2005

%
change

2004

Note:        Vodacom Mozambique operating for its first full year. Only four months of operations in 2004.

Competitive network coverage and quality

Lower than expected ARPUs

R268 million impairment of assets

Financial review

Leon Crouse

Chief Financial Officer

Group results

27.2

3,892

3,059

2,260

Net profit

n/m

134

(277)

(486)

IAS 39 adjustment

51.5

(2,614)

(1,725)

(1,171)

Taxation

17.4

(17,718)

(15,088)

(12,707)

Operating expenses excluding depreciation,
amortisation and impairment

23.6

9,597

7,767

6,703

EBITDA

22.9

(3,112)

(2,532)

(2,376)

Depreciation, amortisation and impairment

23.9

6,485

5,235

4,327

Profit from operations

n/m

21

(451)

(896)

Net finance costs

36.0

6,506

4,784

3,431

Profit before tax

19.5

27,315

22,855

19,410

Revenue

2004

%
change

2005

2003

R million

Note:         Vodacom South Africa’s revenue and operating costs in 2004 and 2003 have been restated as previously noted.

Group revenue analysis
By country

19.5

27,315

22,855

19,410

15.1

137

119

96

Lesotho

–

103

13

–

Mozambique

–

1,075

476

259

DRC

17.3

6.9

25,041

959

21,350

897

18,175

880

South Africa

Tanzania

2004

%
change

2005

2003

R million

Note:         Vodacom South Africa’s revenue in 2004 and 2003 has been restated as previously noted.

                     Revenue in 2004 reallocated to more accurately represent the geographical split.

                     DRC previously 51% proportionately consolidated. Now 100% consolidated.

Revenue driven by strong customer growth

Other African operations’ contribution 8.3%
(2004: 6.5%)

Assuming 2004 average exchange rates
remained constant, revenue would have
been higher by R220 million

vodacom

1.6%
2.9%
10.0%
25.3%
55.7%
4.5%
Airtime
Data revenue
Interconnection
Equipment sales
International airtime
Other sales and services

1.0%
3.2%
9.8%
21.7%
59.4%
4.9%
Airtime
Data revenue
Interconnection
Equipment sales
International airtime
Other sales and services

Group revenue analysis
By revenue type

Revenue analysis – 2005

R27,315 million

Revenue analysis – 2004

R22,855 million

Airtime contribution up 3.7%; revenue up 27.1% to R16.2 billion

Interconnect contribution down 3.6%; revenue up 2.4% to R5.9 billion

Data contribution up 0.4%; revenue up 29.0% to R1.3 billion

1,400
1,200
1,000
800
600
400
200
0
R millions
581
71
2
943
91
5
1,246
74
21
2003
2004
2005
South Africa
Tanzania
Other

Data revenue growth
By country

South Africa data revenue up 32.1%

Tanzania data revenue down 18.7% due to tariff reductions

Group EBITDA analysis
By country

–

61

(100)

(30)

Holding companies

24.1

345

278

333

Tanzania

1.1

35.1

34.0

34.5

EBITDA margin (%)

23.6

9,597

7,767

6,703

Vodacom Group

77.8

48

27

26

Lesotho

–

(111)

(71)

–

Mozambique

–

252

97

(49)

DRC

19.5

9,002

7,536

6,423

South Africa

2004

%
change

2005

2003

R million

Assuming 2004 average exchange rates remained constant, EBITDA would have been higher by R75 million

Holding companies have positive EBITDA due to amended financial arrangements with DRC’s outside shareholders, and non-recurring costs and revenue relating to Nigeria transaction

12,000
10,000
8,000
6,000
4,000
2,000
0
R millions
4,189
5,691
6,703
7,767
9,597
2001
2002
2003
2004
2005

45
40
35
30
25
20
15
10
5
0
%
31.6
35.2
34.5
34.0
35.1
2001
2002
2003
2004
2005

EBITDA growth and margin analysis

Strong EBITDA performance

Increased 23.6% to R9.6 billion

EBITDA margin increased 1.1%pts to 35.1%

South Africa EBITDA

Increased 19.5% to R9.0 billion

EBITDA margin increased  0.6%pts to 35.9%

Improved EBITDA from other
African operations

Contributed 5.6% (2004: 4.3%) at R534 million

Excluding Mozambique, EBITDA increased
60.4% to R645 million

EBITDA

EBITDA margin

7.5%
7.5%
14.4%
53.6%
17.0%
Other direct network operating costs
Payments to other operators
Depreciation and amortisation
Staff expenses
Other

7.0%
7.9%
14.9%
52.7%
17.5%
Other direct network operating costs
Payments to other operators
Depreciation, amortisation and impairment
Staff expenses
Other

Group operating expenses
By expense type

Operating expense analysis 2005

R20,830 million

Operating expense analysis 2004

R17,620 million

Other direct network operating cost contribution down 0.9%; costs up 16.1% to R11.0 billion

Payment to other operators’ contribution up 0.5%; costs up 22.1% to R3.7 billion

Depreciation, amortisation and impairment contribution up 0.5%; costs up 22.9% to
R3.1 billion

25,000
20,000
15,000
10,000
5,000
0
R millions
10,675
12,534
15,083
17,620
20,830
2001
2002
2003
2004
2005

100
90
80
70
60
50
%
80.8
77.6
77.7
77.1
76.3
2001
2002
2003
2004
2005

Operating expenses and operating expenses as a % of revenue

Acceptable growth in other direct
network costs, despite

High levels of connections

First time full consolidation of DRC, Mozambique
and Smart companies

Growth in payments to other networks

Depreciation, amortisation
and impairment

R268 million impairment in Mozambique

Excluding the impairment, the depreciation and
amortisation increased 12.3%

Staff expenses

Increased 24.1% to R1.7 billion

Group headcount increased 8.3%

Increased incentive payments

Operating expenses

Operating expenses to revenue %

Note:         Vodacom South Africa’s operating expenses in 2004 and
                     2003 have been restated as previously noted. Margins
                     have been restated accordingly

Mozambique impairment

IAS 36 – impairment of assets

Requires impairment testing for cash-generating units

All African operations were tested

Impair to the higher of

Value in use (NPV of expected future pre-tax cash flows)

Fair value less costs to sell (selling price less selling costs)

Mozambique

Business plan requires higher initial capital outlays

High cost of capital because of perceived African risk

Lower than expected initial ARPUs

Assets were impaired by R268 million

Difference between book value and fair value less costs to sell

Independent valuation obtained

Group profit from operations analysis

–

56

(105)

(33)

Holding companies

35.6

183

135

178

Tanzania

0.8

23.7

22.9

22.3

Profit from operations margin (%)

23.9

6,485

5,235

4,327

Vodacom Group

–

25

1

4

Lesotho

–

(454)

(88)

–

Mozambique

–

50

10

(117)

DRC

25.4

6,625

5,282

4,295

South Africa

2004

%
change

2005

2003

R million

Profit growth excluding Mozambique’s results was 30.4%

Assuming 2004 average exchange rates remained constant, profit would have been higher by
R62 million

Note:    DRC previously 51% proportionately consolidated. Now 100% consolidated.

                     Amortisation on goodwill, trademarks and customer bases in 2003 and 2004 that was previously included in Holding companies has been reallocated to South Africa and Tanzania.

R millions
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,553
3,621
4,327
5,235
6,485
2001
2002
2003
2004
2005

%
45
40
35
30
25
20
15
10
5
0
19.2
22.4
22.3
22.9
23.7
2001
2002
2003
2004
2005

Profit from operations growth and margin analysis

Profit growth of 23.9% to R6.5 billion

South Africa

Exceptional growth of 32.0% in customers

Reduced interconnect margin

Tanzania

75.6% growth in customers

Pressures from tariff reductions

Sound cost management

DRC

Increased revenue driven by 54.0%
growth in customers

Focus on margins

Mozambique

Lower than expected ARPUs

R268 impairment of assets

Profit from operations

Profit from operations margin

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
R millions
2,042
1,627
1,895
2,275
2,687
2001
2002
2003
2004
2005

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
R millions
2,525
2,859
2,758
2,366
2,025
2001
2002
2003
2004
2005

Factors affecting trends and margins

Gross South Africa customer
connections of 6.2 million

Prepaid customer connections of 5.6 million,
an increase of 20.6%

Contract customer connections of 0.6 million,
an increase of 61.8%

Gross other African customer
connections of 1.6 million, an
increase of 56.6%

Low margin equipment sales

Net South Africa interconnect
revenue decreased 14.4% to
R2.0 billion

Lower average customer acquisition
costs

First time consolidation of

100% of DRC

Full year of Mozambique

Smart companies

Equipment sales

South Africa net interconnect revenue

20.3%

16.5%

20.1%

18.1%

3.5%

14.2%

14.4%

13.2%

Millions of minutes
20,000
15,000
10,000
5,000
0
7,472
8,881
10,486
12,297
15,014
2001
2002
2003
2004
2005

Factors affecting trends and margins (continued)

Change in South Africa traffic mix

Outgoing traffic increased 29.0% to 10.0 billion
minutes

Incoming traffic increased 10.2% to 5.0 billion
minutes

Mobile to mobile traffic increased 31.6 % to
11.5 billion minutes

Mobile / fixed traffic decreased 1.0 % to
3.5 billion minutes

On-net traffic increased by 40.5%

Highly competitive markets

Strengthening of average Rand by 13%
to the US Dollar

Total South Africa traffic

18.9%

18.1%

17.3%

22.1%

6.24

7.17

9.81

Average rate

6.27

6.32

7.97

Closing rate

2004

2005

2003

Rand/US Dollar

4,000
3,000
2,000
1,000
0
2,527
3,087
2,165
3,532
2,006
1,958
1,176
2,333
1,349
2,431
South Africa
Tanzania
DRC
Lesotho
Mozambique
2004
2005

30.0
25.0
20.0
15.0
10.0
5.0
0.0
%
24.0
25.3
17.5
12.6
12.8
2001
2002
2003
2004
2005

Improved efficiencies

Consolidated customers per
employee

Increased 27.4% to 3,101 based on 4,993
Group employees

Increased 22.7% to 2,986 (including 191
outsourced customer care employees)

Consolidated gross capex as a % of
revenue increased to 12.8%

Customers per employee

Gross capex as a % of revenue

14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
R millions
4,664
6,188
6,721
7,597
10,012
2001
2002
2003
2004
2005

4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
R millions
915
-104
1,867
3,037
3,876
2001
2002
2003
2004
2005

Strong cash generation

Cash generated from operations
increased 31.8% to R10.0 billion

Taxation paid increased 87.5% to
R2.7 billion

Increased profits

Phasing of provisional payments

STC on increased dividends

Cash utilised in investing activities
increased 12.5% to R3.4 billion

Capex investment of R3.3 billion

Investments in Smart companies and Tiscali of
R290 million

Free cash flow increased 27.6% to
R3.9 billion

Cash generated from operations

Free cash flow

32.7%

8.6%

13.0%

31.8%

62.7%

27.6%

0.4%
16.5%
13.7%
12.1%
57.3%
South Africa
Tanzania
DRC (51%)
Mozambique
Lesotho and holding companies

9.6%
3.3%
0.9%
6.7%
79.5%
South Africa
Tanzania
DRC (100%)
Mozambique
Lesotho and holding companies

Capex additions and capex composition

Capex additions R3,494 million – 2005

Capex additions R2,891 million – 2004

South Africa capex additions increased 67.9% to R2.8 billion

Other African capex additions decreased 56.9% to R694 million

Net debt maturity profile

(2,370)

(3,990)

Less: Bank and cash balances

2,833

4,416

Gross debt

4

4

–

–

–

–

–

4

Lesotho

–

1

–

–

–

–

–

1

Other

426

1,817

2,599

1,367

369

858

Total
2005

2,061

322

182

194

203

1,312

386

Debt excluding bank overdrafts

772

Bank overdrafts

–

89

114

2008

1,129

104

79

2007

–

–

194

2009

238

92

51

2006

745

–

–

DRC

463

Net debt

426

–

84

Tanzania

886

322

98

South Africa finance leases

2004

>2011

2010

R million

15.0%
27.0%
31.0%
27.0%
Foreign denominated, ring-fenced
Foreign denominated, not ring-fenced
ZAR denominated, finance leases
ZAR denominated, other

6.5%
34.4%
19.4%
39.7%
Foreign denominated, ring-fenced
Foreign denominated, not ring-fenced
ZAR denominated, finance leases
ZAR denominated, other

Debt composition

Gross debt composition
including bank overdrafts – 2005

R4,416 million

Gross debt composition
including bank overdrafts – 2004

R2,833 million

Positive cash balances R3,990 million (2004: R2,370 million)

Net debt to equity ratio 5.4% (2004: 6.1%)

Adjusting for dividends payable and intangibles yields net debt to equity ratio of 31.7% (2004: 29.5%)

4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
R millions
480
158
600
144
600
168
2 100
47
3 400
2001
2002
2003
2004
2005
Interest
Dividends

Shareholder distributions

Dividends of R3.4 billion, one of the
largest dividends in South African
history

Interim dividend paid of R1.6 billion

Final dividend declared of R1.8 billion

Shareholder loans repaid in 2004

Dividends and interest on shareholder loans

61.9%

3.2%

179.6%

16.6%

Questions?

Disclaimer

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the
Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in anyway derogating from the generality of the foregoing, it should be noted that:

Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements.
Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in its expectations.

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this presentation.

Group income statements
Extracts for the years ended March 31

27.2

3,892

3,059

2,260

Net profit

51.5

(2,614)

(1,725)

(1,171)

Taxation

17.4

(17,718)

(15,088)

(12,707)

Operating expenses excluding depreciation,
amortisation and impairment

23.6

9,597

7,767

6,703

EBITDA

22.9

(3,112)

(2,532)

(2,376)

Depreciation, amortisation and impairment

23.9

6,485

5,235

4,327

Profit from operations

n/m

21

(451)

(896)

Net finance costs

36.0

6,506

4,784

3,431

Profit before tax

19.5

27,315

22,855

19,410

Revenue

2004

%
change

2005

2003

R million

Group balance sheets
Extracts as at March 31

11.9

11,474

10,252

7,468

Current liabilities

12.0

22,566

20,152

16,996

Total equity and liabilities

40.4

3,138

2,235

2,618

Non-current liabilities

3.8

7,954

7,665

6,910

EQUITY AND LIABILITIES

Capital and reserves

12.0

22,566

20,152

16,996

Total assets

18.9

8,662

7,287

4,972

Current assets

8.1

13,904

12,865

12,024

ASSETS

Non-current assets

2004

%
change

2005

2003

R million

Group cash flow statements
Extracts for the years ended March 31

36.0

2,173

1,598

647

Cash and cash equivalents at the
end of the year

85.4

(6)

(41)

(111)

Effect of foreign exchange rate changes

146.7

1,598

647

(858)

Cash and cash equivalents at the
beginning of the year

(41.4)

581

992

1,616

Net increase in cash and cash
equivalents

75.6

(195)

(798)

517

Net cash flows from / (utilised in)
financing activities

12.5

(3,374)

(3,000)

(3,243)

Net cash flows utilised in investing
activities

(13.4)

4,150

4,790

4,342

Net cash flows from operating activities

31.8

10,012

7,597

6,721

Cash generated from operations

2004

%
change

2005

2003

R million